SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Yields Continue to Recover in November

Yields grew by approximately 9.0%, while passenger revenue per available seat-kilometer (PRASK) increased by 5.0% over October

São Paulo, December 12, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America recorded year-on-year demand growth of 3.0% with a load factor of 62.9% on its total route network.

Demand

GOL’s domestic demand grew by 5.4% over November 2010 mainly due to the higher volume of domestic passenger traffic during the extended holiday periods this year (Finados and Proclamation of the Republic), confirming the Company’s expectations for sustainable domestic demand growth in 2012, even in the face of yield recovery in the industry as a whole. This recovery is the result of the industry’s responsible approach to the expected increase in domestic capacity in 2012.

In comparison with the previous month, demand fell by 4.9%, chiefly due to the lower number of  operational days and seasonality.

Demand on the Company’s international route network fell by 18.5% year-on-year, due to: (i) the return of three B767 aircraft that had been chartered out for international flights; (ii) the discontinuation of flights to Bogota, in Colombia; and (iii) the depreciation of the Real against the U.S. dollar. In comparison with October, international demand fell by 10%, due to seasonality and the lower number of operational days between the months.

Operating Data	November 2011(*)	November 2010(*)	% Chg. (YoY)	October 2011(*)	% Chg. (MoM)
Total System
ASK (mm)(1)	4,153.1	3,919.1	6.0%	4,235.2	-1.9%
RPK (mm)(2)	2,613.3	2,537.2	3.0%	2,760.5	-5.3%
Load Factor(3)	62.9%	64.7%	-1.8 p.p.	65.2%	-2.3 p.p.
Domestic Market
ASK (mm) (1)	3,810.5	3,496.4	9.0%	3,884.5	-1.9%
RPK (mm) (2)	2,409.0	2,286.6	5.4%	2,533.6	-4.9%
Load Factor (3)	63.2%	65.4%	-2.2 p.p.	65.2%	-2.0 p.p.
International Market
ASK (mm) (1)	342.6	422.7	-18.9%	350.7	-2.3%
RPK (mm) (2)	204.3	250.6	-18.5%	226.9	-10.0%
Load Factor (3)	59.6%	59.3%	+0.3 p.p.	64.7%	-5.1 p.p.

( * ) November 2011 and  November 2010 – management figures adjusted; October 2011 - ANAC figures

Supply

Total supply increased by 6.0% year-on-year, chiefly due to high fleet productivity (approximately 13.5 block hours per day in November 2011 versus 13.1 block hours per day in November 2010), combined with the new flights to Punta Cana in the Caribbean, Santiago in Chile (departing from CGH), Fortaleza, Rio Branco and La Paz in Bolivia, partially offset by the discontinuation of the flights to Bogota in Colombia and the B767 international flights.

In comparison with October, supply fell by 1.9%, mainly due to the higher number of operational days between the months.

Load Factor and Yields

GOL’s total load factor came to 62.9%, 1.8 p.p. down year-on-year and 2.3 p.p. less than the previous month. GOL’s yields remained at between 21.0 and 21.5 cents (R$).

Webjet

The table below shows the consolidated traffic numbers of GOL and Webjet.

.Operating Data	November 2011(*)	November 2010(*)	% Chg (YoY)	October 2011(*)	% Chg (MoM)
GOL
ASK (mm) (1)	4,153.1	3,919.1	6.0%	4,235.2	-1.9%
RPK (mm) (2)	2,613.3	2,537.2	3.0%	2,760.5	-5.3%
Load Factor (3)	62.9%	64.7%	-1.8 p.p.	65.2%	-2.3 p.p.
WEBJET
ASK (mm) (1)	538.7	463.8	16.1%	558.7	-3.6%
RPK (mm) (2)	390.0	353.7	10.3%	396.8	-1.7%
Load Factor (3)	72.4%	76.3%	-3.9 p.p.	71.0%	+1.4 p.p.
CONSOLIDATED
ASK (mm) (1)	4,691.8	4,382.9	7.0%	4,793.9	-2.1%
RPK (mm) (2)	3,003.3	2,890.9	3.9%	3,157.3	-4.9%
Load Factor (3)	64.0%	66.0%	-1.9 p.p.	65.9%	-1.8 p.p.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira –Vice-President and CFO

Edmar Lopes – Finance and IR Officer

Gustavo Mendes – Investor Relations

Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter:www.twitter.com/GOLinvest

Corporate Communications

Phone.: (55 11) 2128-4413

E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.